                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                      International Bancshares Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                   459044 103
                                 (CUSIP Number)


                             Cary Plotkin Kavy, Esq.
                            Cox & Smith Incorporated
                         112 E. Pecan Street, Suite 1800
                            San Antonio, Texas 78205
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 2, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


CUSIP NO.   459044 103                                         PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Antonio R. Sanchez, Jr.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

  NUMBER OF         2,857,990
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY
    EACH            2,126,858
 REPORTING     -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH
                    2,857,990
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    2,126,858
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,984,848
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     18.97%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

THIS AMENDMENT NO. 2 TO SCHEDULE 13D (THE "AMENDED STATEMENT") RELATING TO COMMON STOCK, PAR VALUE $1.00 PER SHARE, OF INTERNATIONAL BANCSHARES CORPORATION IS FILED AS AN AMENDMENT TO THE ORIGINAL SCHEDULE 13D, AS AMENDED, OF ANTONIO R. SANCHEZ, JR. (THE "STATEMENT") AND SHOULD BE READ IN CONJUNCTION THEREWITH. THE STATEMENT IS AMENDED ONLY TO THE EXTENT PROVIDED HEREIN.

ITEM 1. SECURITY AND ISSUER

      This Amended Statement relates to the Common Stock, par value $1.00 per share ("Common Stock"), of International Bancshares Corporation, a Texas corporation (the "Issuer"). The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

      The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas 78040.

ITEM 2. IDENTITY AND BACKGROUND

      (a) This amended statement is being filed by Antonio R. Sanchez, Jr. ("Mr. Sanchez").

      (b) Mr. Sanchez's business address is P.O. Box 2986, Laredo, Texas 78044-2986.

      (c) Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

      (d) During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Sanchez is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      No material changes.

ITEM 4. PURPOSE OF TRANSACTION

      On April 5, 2001, the Issuer declared a 25% stock dividend to shareholders of record as of May 17, 2001. As a result, the number of shares beneficially owned by Mr. Sanchez increased accordingly.

      Mr. Sanchez was previously the trustee of the Alicia M. Sanchez 1999 GRAT. On May 5, 2001, this GRAT terminated. At that time, the GRAT held 595,015 shares of Common Stock, which shares were eligible to be distributed pursuant to the terms of the GRAT, subject to certain requirements. The shares were distributed in September 2001 to various persons, including 21,777 shares (post stock-split) distributed to Mr. Sanchez and an aggregate of 87,109 shares (post stock-split) distributed to the following trusts: (i) A.R. Sanchez, Jr. GRAT Remainder Trust,
(ii) G.M. Sanchez GRAT Remainder Trust, (iii) Kelsey V. Stewart GRAT Remainder Trust, and (iv) Richard A. Stewart GRAT Remainder Trust. As a result of the termination of this GRAT, Mr. Sanchez no longer has beneficial ownership of the shares of Common Stock previously held by the GRAT, other than those shares distributed to himself and the trusts described in the preceding sentence.

      On August 2, 2001, Mr. Sanchez sold 200,000 shares of Common Stock held as community property with his wife to the Issuer pursuant to the Issuer's repurchase program.

      A description of the resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below. The shares beneficially owned by Mr. Sanchez are held for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a) Mr. Sanchez beneficially owns an aggregate of 4,984,848 shares of Common Stock, which shares represent 18.96% of the outstanding Common Stock of the Issuer. The current interest of Mr. Sanchez in Common Stock of the Issuer is as follows:


HOLDER                                         NUMBER OF SHARES       PERCENTAGE      TYPE OF OWNERSHIP
------                                         ----------------       ----------      -----------------
A.R. Sanchez, Jr.
   Separate property                                    429,690             1.63      Sole
   Community property                                 1,195,209             4.55      Sole
1988 Trust No. 1                                        266,703             1.01      Trustee
1988 Trust No. 2                                        266,703             1.01      Trustee
1988 Trust No. 3                                        266,703             1.01      Trustee
1988 Trust No. 4                                        266,703             1.01      Trustee
George M. Sanchez Non-Exempt Trust                      143,390             0.55      Co-Trustee
A.R. Sanchez, Jr. GRAT Remainder Trust                  166,279             0.63      Trustee
G.M. Sanchez GRAT Remainder Trust                       415,697             1.58      Co-Trustee
Kelsey V. Stewart GRAT Remainder Trust                  207,850             0.79      Co-Trustee
R.A. Stewart GRAT Remainder Trust                       207,850             0.79      Co-Trustee
Santig, Ltd.                                          1,004,541             3.82      Co-General Partner
Kelsey V. Stewart Exempt Trust                           44,970             0.17      Co-Trustee
Richard A. Stewart Exempt Trust                          44,970             0.17      Co-Trustee
Kelsey V. Stewart Non-exempt Trust                       26,720             0.10      Co-Trustee
Richard A. Stewart Non-exempt Trust                      26,720             0.10      Co-Trustee
Sanchez Family Foundation                                 4,150             0.02      Director

Total                                                 4,984,848            18.97


      (b) Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him. As co-general partner of SANTIG, Ltd., Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by such partnership. However, the co-general partner of the partnership, Alicia M. Sanchez, has designated Mr. Sanchez as Managing General Partner, giving him the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares for so long as he maintains such position. However, Mrs. Sanchez may remove Mr. Sanchez as Managing General Partner at any time. As a result of such ability to remove Mr. Sanchez, Mr. Sanchez is designated as having shared voting and disposition power with respect to the shares held by the partnership. Alicia M. Sanchez is the mother of Mr. Sanchez. Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

      (c) During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions the subject of this filing as described above.

      (d) Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

      (e) Not applicable.

      The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        No material changes.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.


                  [Remainder of page intentionally left blank.]

                                    SIGNATURE



After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 20, 2001



                                       /s/ ANTONIO R. SANCHEZ, JR.
                                       ---------------------------------------
                                       ANTONIO R. SANCHEZ, JR.


ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations. See 18 U.S.C. 1001.